EXHIBIT 99.215

KPMG LLP

205 5th Avenue SW Suite 3100

Calgary AB T2P 4B9 Tel (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of mCloud Technologies Corp.

We, KPMG LLP, consent to the use of:

•	our Independent Auditors’ Report dated March 23, 2021 on the consolidated financial statements of mCloud Technologies Corp., which comprise the consolidated statements of financial position as at December 31, 2020 and December 31, 2019 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies; and
•	our Independent Auditors’ Report dated May 25, 2020 on the consolidated financial statements of mCloud Technologies Corp., which comprise the consolidated statement of financial position as at December 31, 2019 and the related consolidated statements of loss and comprehensive loss, changes in equity (deficiency) and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies each of which is included in this Registration Statement on Form 40-F filed by mCloud Technologies Corp. with the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants

September 22, 2021

Calgary, Canada